                               METROPOLITAN
                              LIFE INSURANCE
                                TERM SHEET

JUNIOR SUBORDINATED
INDEBTEDNESS:

                    Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Amended and Restated Note Agreement dated as of February 8, 2000.

                    The Company shall issue, for cash at par, $12,200,000 of Junior Subordinated Debt provided by (or guaranteed by) Wind Point Partners and other equity investors in the Company, on terms and conditions, including subordination terms, reasonably acceptable to the Required Holders. The Junior Subordinated Debt will bear interest at a rate per annum equal to Prime, with interest being paid-in-kind so long as the Notes are outstanding. The Junior
                    Subordinated Debt will be deemed indebtedness for financial covenant calculations. The Company may use the revolving credit facility under the Senior Credit Agreement to redeem, in whole or, in part, on not more than 3 occasions, the principal and accrued interest of the Junior Subordinated Debt (and such principal and interest may only be redeemed in accordance with these provisions), any such redemption to occur within 10 days after the holders of the Notes receive the financial and covenant compliance package for the applicable measurement date set forth below, subject to the following:

                    (i)                     Before and after giving effect to
                          such payment, no Default or Event of Default shall exist;

                    (ii)  After giving effect to the payment:

                          (a) The Company has minimum availability under the
                              revolving credit facility of the Senior Credit Agreement of not less than the applicable amount set forth below.

                          (b) As of the following measurement dates, senior
                              leverage ratio (defined as average senior debt to adjusted EBITDA) must be less than or equal to the ratios identified below for the twelve month period ending as of the applicable measurement date, assuming for such purpose that the revolving loan proceeds were funded on the first day of such twelve month period:

                          MEASUREMENT           SENIOR              MINIMUM
                             DATE            LEVERAGE RATIO       AVAILABILITY
                             ----            --------------       ------------
                            3/31/01              3.20x            $10,000,000
                           12/31/01              3.10x            $21,000,000
                            6/30/02              2.90x            $15,000,000*

                          * reduced by the amount of any excess cash flow payment for calendar year 2001 made in the calendar year 2002.

                    (iii) The Company shall have demonstrated to the
                          reasonable satisfaction of the Required Holders that the Company will

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                          be in compliance on a prospective basis, based on
                          projections delivered to the holders of the Notes and agreed to by the Required Holders in their reasonable discretion, for each of the next 4 financial covenant testing dates.


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